

June 16, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Kurv ETF Trust
         Issuer CIK:        0001782952
         Issuer File Number:     333-233633/811-23473
         Form Type:       8-A12B
         Filing Date:       June 16, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Kurv SpaceX Enhanced Income ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications